Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Trxade Group, Inc., resolutions were duly adopted setting forth a proposed amendment of the Second Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Second Amended and Restated Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “ARTICLE I” so that, as amended, said Article shall be and read as follows:

“The name of this corporation is TRxADE HEALTH, INC. (the “Corporation”)”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of said corporation was duly called and held on May 27, 2021, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: This Certificate of Amendment will become effective on June 1, 2021.